Contact

www.linkedin.com/in/realestateinvestment (LinkedIn)
www.REtokens.com (Company)
www.ExtantInvestment.com (Company)

Top Skills

Secondary Market
Board Level
Legislative Issues

Tyler Vinson

CEO REtokens, Real Estate Tokenization Expert, Real Estate Liquidity, #1 Best Selling Author, Series 7,63
Spokane, Washington, United States

Summary

As CEO of REtokens USA Inc., I'm leading the charge in bringing liquidity, access, and automation to real estate capital markets through tokenization and our licensed Broker Dealer and SEC-regulated Alternative Trading System (ATS), REtokens Capital.
With over 20 years of experience in investment real estate and creative deal structuring, I understand the real-world needs of syndicators, sponsors, and investors. REtokens helps real estate operators scale their capital-raising efforts, unlock trapped equity, and streamline operations—while giving investors access to high-quality tokenized assets with greater flexibility, transparency, and liquidity.
Tokenization isn't hype—it's evolution.
We digitize ownership shares and record them on-chain, enabling compliant buying, selling, and secondary trading of private real estate securities. Our platform bridges traditional real estate with digital finance, opening the door to a global investor base and tech-enabled automation for investor onboarding, compliance, and communications.
Before REtokens, I founded Extant Investment Real Estate Company, where I led the acquisition, syndication, and management of value-add multifamily and storage projects. That hands-on experience with asset-level execution now informs everything we build—from capital stack innovation to ATS trading mechanics.
Now, with REtokens Capital FINRA licensing, we're powering the next generation of real estate investing—and inviting visionary partners, investors, and platforms to join us.

Experience

REtokens
Chief Executive Officer
April 2022 - Present (3 years 9 months)
United States

At REtokens we bring liquidity to real estate through tokenization. We have built and continue to develop a pioneering platform that drives the evolution of investment real estate through enhanced liquidity and inclusive access.
It is our vision to be the world's largest, most trusted platform for real estate tokenization and investment.

Extant Investment Real Estate Company

Chief Executive Officer

February 2009 - Present (16 years 11 months)

Our mission is to help people build wealth with real estate and achieve freedom through cash flow. Our Extant brand has real estate investment brokerage and property management divisions. We help real estate investors find, analyze, and manage investment real estate. We have a awesome home buyer program where home buyers can get the information they want and need and purchase real estate at a nice discount. Kim in our office is one of the top short sale agents in Spokane.
Our commercial division specializes in apartment buildings and mixed use commercial real estate.
We also have private cash flow investments available for accredited investors.

Inland Northwest Landlord Association

Member Board of Directors

June 2021 - September 2024 (3 years 4 months)

Pacific Northwest

Investment strategies for landlords and navigation of legislative issues on a State and Federal level.

National Association of Residential Property Managers

President

January 2021 - December 2022 (2 years)

Spokane, Washington, United States

Lulu Press, Inc.

Author

March 2020 - October 2022 (2 years 8 months)

Spokane, Washington, United States

The new playbook to minimize tax and maximize profits with real estate

EasyApartmentSell.com

Founder

September 2016 - October 2022 (6 years 2 months)

easyapartmentsell.com offers owners of apartments and investment real estate a selling alternative that allows them to sell some or all of their properties in one transaction, minimize tax obligations, receive the cash they want today while securing a long term passive cash flow asset for their legacy. We work directly with seller's CPA's and and Estate Attorney's to customize offers to meet the needs and tax strategy of investment property owners. Our goal is to network and be a resource for Accountants and Attorneys as an alternative exit strategy for their real estate owning client that want to be done with landlord responsibility and liability, minimize tax obligation and still get the cash they need now. The result is a long term passive cash flow asset secured against collateral that they know exceptional well. Go visit the website at www.easyapartmentsell.com for more detailed information! While you are there try our Monthly Income Calculator to see how much more the seller makes from the transaction and what check they receive every month.

Windermere Real Estate

Associate Broker

February 2005 - February 2009 (4 years 1 month)

I was an Associate Broker with Windermere for 4 years before opening Extant Realty.

Education

Eastern Washington University

Bachelor, Marketing, International Business · (2000 - 2003)

Washington State University

BA, Marketing/Business · (2000 - 2001)